Exhibit 99.1

VBL Therapeutics Reports Third Quarter 2022 Financial Results

and Provides Corporate Update

Continued progress on previously announced strategic process to maximize shareholder value

TEL AVIV, Israel and NEW YORK, November 14, 2022 — VBL Therapeutics (Nasdaq: VBLT), a clinical stage biotechnology company developing targeted medicines for immune-inflammatory diseases, today announced financial results for the third quarter ended September 30, 2022, and provided a corporate update.

“VBL’s management team and board continue to make good progress on the evaluation of strategic options for the company’s assets, including the GMP manufacturing facility and VB-601 program, with the goal of maximizing shareholder value,” said Dror Harats, M.D., Chief Executive Officer of VBL. “We recently submitted our regulatory filings for a first-in-human clinical trial for the VB-601 program, and expect to initiate this trial in the first quarter of 2023, subject to the outcome of our strategic process.”

Third Quarter Highlights

●	Filed a regulatory submission to the Israel Ministry of Health and institutional review board to conduct a Phase 1 first-in-human trial for its lead immunology product candidate,VB-601, a targeted antibody for immune-inflammatory applications.
●	Retained Chardan Capital to act as financial advisor to explore and evaluate strategic options for maximizing shareholder value.
●	Took steps to preserve capital, including the workforce reduction and ceasing internal development of ofra-vec.

Financial Results for the Third Quarter of 2022

●	At September 30, 2022, VBL had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $27.7 million. VBL expects that its cash, cash equivalents, short-term bank deposits, and restricted bank deposits will be sufficient to fund currently planned operating expenses and capital expenditures for at least 12 months. VBL’s ongoing review of its strategic options and any transactions resulting from such review may impact this projection.
●	For the quarter ended September 30, 2022, VBL reported a net loss of $9.2 million, or ($0.12) per basic share, compared to a net loss of $6.5 million, or ($0.09) per basic share, in the comparable period in 2021.
●	Revenues for the quarter ended September 30, 2022, were $0.5 million, as compared to $0.2 million in the comparable period in 2021.
●	For the quarter ended September 30, 2022, total operating expenses were approximately $9.7 million, consisting of $6.0 million in research and development expenses, net, and $3.7 million in general and administrative expenses. This compares with total operating expenses of $6.6 million in the quarter ended September 30, 2021, which was comprised of $5.0 million in research and development expenses, net, and $1.6 million in general and administrative expenses.

About VBL Therapeutics

VBL Therapeutics (Nasdaq: VBLT) is developing targeted therapies for immune-inflammatory diseases. VBL’s lead immunology product candidate VB-601 is a targeted antibody for immune-inflammatory applications that has shown disease-modifying activity across multiple preclinical models including multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease. At present, VBL is evaluating options for development of its assets, which may include partnering and other strategic options. To learn more about VBL, please visit vblrx.com or follow VBL on LinkedIn, Twitter, YouTube or Facebook.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding VBL’s evaluation of strategic alternatives and transactions to maximize shareholder value, VBL’s cash on hand, as well as timing of the initiation of a first-in-human trial for VB-601, among others. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with the development of pharmaceutical product candidates, and include risks associated with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that VBL’s financial resources do not last for as long as anticipated, that VBL may not realize the expected benefits of its intellectual property protection, and that VBL may not identify any strategic alternatives or if so identified, be able to consummate any such transaction on terms acceptable to VBL and its shareholders, among others. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission (SEC), including in its annual report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:
Daniel Ferry
LifeSci Advisors
+1 (617) 430-7576
daniel@lifesciadvisors.com